Graubard Miller The Chrysler Building 405 Lexington Avenue NEW YORK, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614
email address
ahudders@graubard.com

January 19, 2007

VIA FEDERAL EXPRESS

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Diagnostic Imaging International Corp.

Response to Comments on Amendment No. 2

by means of Amendment No. 3 to Form SB-2

Registration Statement - File No. 333-136436

Dear Mr. Riedler:

On behalf of Diagnostic Imaging International Corp. (the “Company” or “Diagnostic Imaging”), we respond as follows to the Staff’s comments received by letter dated January 11, 2007, relating to the above-captioned Registration Statement on Form SB-2.  Captions and page references herein correspond to those set forth in your letter.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form SB-2 of the Company.

Business

Properties, page 35

1.

We note your response to comment 1 and your revisions to the financial statements to record the expense for office space, utilities and office supplies. Your disclosure on page 35 still states that the cost of office is considered immaterial to the financial statements and therefore has not been recorded. Please revise your disclosure to eliminate this discrepancy.

The reference to the cost of office being considered immaterial has been deleted as the Company recorded expenses for office space, utilities and office supplies in the financial statements.

Mr. Jeffrey P. Riedler

January 19, 2007

Executive Compensation

2.

Please update your executive compensation disclosure and revise it to conform to the requirements contained in the revised Item 402 of Regulation S-B.

Since there is no executive compensation being paid at this time to any executive, there is nothing to report in accordance with revised Item 402 of Regulation S-B.

Consolidated Statements of Changes in Stockholders' Capital, page F-7

3.

The total additional paid-in capital balance as of December 31, 2005 does not agree to the additional paid-in capital balance per your Consolidated Balance Sheet. In addition, we note that the total additional paid-in capital, accumulated deficit and accumulated other comprehensive loss per the Consolidated Statements of Changes in Stockholders' Capital as of September 30, 2006 do not agree to the amounts per your Consolidated Balance Sheet as of September 30, 2006. Please revise your financial statements accordingly.

The financial statements for December 31, 2005 and the interim financial statements for September 30, 2006 have been revised accordingly to agree the above discrepancies.

Statement of Cash Flows, page F-6

4.

We note you use the indirect method for preparing your Statement of Cash Flows. The cash flows for the twelve months ended December 31, 2005 and 2004 should begin with net income (loss) after taxes and not the net income (loss) before taxes. In addition, the Net income (loss) for the Statement of Cash Flows for the nine months ended September 30, 2005 does not agree with the net income (loses) after taxes per the Statement of Income for the nine mouth period ended September 30,2005- Please revise your Cash Flow Statements accordingly.

The Statements of Cash Flows for December 31, 2005 and the interim financial statements for September 30, 2006 have been revised accordingly to agree the above discrepancies.

Note 7.  Going Concern, page F-9

5.

We note you included the amount of comprehensive income (loss) for 2005 and 2004 and not the net income (loss) after taxes. We note the same mistake was made on page F-17 in note 7 to the interim financial statements. Please revise your disclosure accordingly.

The respective Going Concern notes to the financial statements have been corrected for the disclosure discrepancies.

Mr. Jeffrey P. Riedler

January 19, 2007

Note 8.  Correction of Errors in Previously Issued Financial Statements, Page F-9

6.

Please label your financial statement as restated. Your restatement footnote should also address the correction of the valuation allowance established for the deferred tax asset and the miscalculation of the foreign exchange rate in effect for the period ended 12/31/05. In addition, in accordance with paragraph 26 of FAS 154, please expand your footnote disclosure to address how the corrections of errors affected each period presented for each line item affected in addition to the cumulative effect from inception through December 31, 2005. Please make similar corrections to your interim financial statements. Also, please consider whether your auditor's opinion should be modified to be dual dated as of the date of the restatement footnote and include an explanatory paragraph referencing the restatement. Refer to paragraph 12 of the AICPA auditing standard AU 420.

The appropriate financial statements have been marked as restated. The tables in Note 8 have been expanded to reflect the restated amounts. Additional commentary was added regarding the adjustments for income taxes.  The financials were not restated for adjustments to the income tax benefit as a result of establishing a valuation allowance equal to the benefit.  Instead, an expense equal to the benefit was recognized in the 12/31/2005 financials.

Statement of Income, page F-12

7.

Your net income (loss) before taxes amount does not agree to the operating income (loss) amount for the period from March 14, 2002 to September 30, 2006. Please revise your Statement of Income accordingly.

The interim financial statements for September 30, 2006 have been corrected to reflect the proper amounts.

8.

Please tell us why no income tax expense or benefit is recorded for the nine months periods ended September 30, 2006 and September 30, 2005.

As discussed in Note 4 “Income Taxes” and Note 8 “Correction of Errors in Previously Issued Financial Statements”, the company has deferred tax assets resulting from operating losses in this and prior periods.  A valuation allowance has been established equal to the net deferred tax asset due to the uncertainties regarding their realization as the result of this being a developmental company which has little certainties of future profits.  As of December 31, 2005 and September 30, 2006, the Company reduced net income by the amount of the valuation allowance.  In accordance with Generally Accepted Accounting Principles (GAAP), as a Development Stage Company, the Company is electing not to recognize the possible future tax benefit of its’ operating losses.

Diagnostic Imaging acknowledges that:

(1) Diagnostic Imaging is responsible for the adequacy and accuracy of the disclosure in the registration statement filing referred to above;

Mr. Jeffrey P. Riedler

January 19, 2007

(2) The staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3) Diagnostic Imaging may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/S/ Andrew D. Hudders

Andrew D. Hudders

ADH:kab

Enclosure